82-2418



British Columbia Securities Commission

03 JUN -9 7:21

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)



03022741

Freedom of Information and Protection of Privacy Act: The personal informa[...] collected under the authority of and used for the purpose of administering the *Securities Act.* [...] use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

SUPPL

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
WPN RESOURCES LTD. (formerly Western Pinnacle Mining Ltd.)	03	03	31	03	05	30

ISSUER ADDRESS				
#1500 – 885 WEST GEORGIA STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3E8	604-669-3099	604-669-2099
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
GLENN WHIDDON		CHIEF EXECUTIVE OFFICER		604-669-2099
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
westpinn@lightspeed.ca		www.wpnresources.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"JEREMY ENG"	JEREMY ENG	03	05	30
DIRECTOR'S SIGNATURE		DATE SIGNED Y	M	D
"GLENN WHIDDON"	GLENN WHIDDON	03	05	30

FIN51-901F Rev.2000/12/19

dlw 6/19

WPN RESOURCES LTD.
(formerly Western Pinnacle Mining Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Notice to Reader)

MARCH 31, 2003

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

NOTICE TO READER

We have compiled the consolidated balance sheet of WPN Resources Ltd. (formerly Western Pinnacle Mining Ltd.) as at March 31, 2003 and the consolidated statements of operations and deficit and cash flows for the three month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

May 30, 2003

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

WPN RESOURCES LTD.
(formerly Western Pinnacle Mining Ltd.)
CONSOLIDATED BALANCE SHEET
(Unaudited – See Notice to Reader)

	March 31, 2003	December 31, 2002
ASSETS		
Current		
Cash	$ 85,344	$ 186,107
Prepaid expenses	13,124	12,140
	98,468	198,247
Investment in marketable securities	1	1
Deferred resource property expenditures (Schedule, Note 3)	809,420	470,275
Property, plant and equipment	4,298	4,622
	$ 912,187	$ 673,145
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 653,516	$ 564,584
Shareholders' equity		
Capital stock (Note 4)	21,018,573	20,776,834
Deficit	(20,759,902)	(20,668,273)
	258,671	108,561
	$ 912,187	$ 673,145

On behalf of the Board:

"Jeremy Eng" Director "Glenn Whiddon" Director

WPN RESOURCES LTD.
(formerly Western Pinnacle Mining Ltd.)
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited – See Notice to Reader)
THREE MONTH PERIOD ENDED MARCH 31

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss before discontinued operations	$ (149,304)	$ (306,000)
Items not affecting cash		
Amortization	324	34,000
Foreign exchange gain	-	(9,000)
Net changes in non-cash working capital	87,948	(185,000)
Net cash flows used in continuing operating activities	(61,032)	(466,000)
Recovery on discontinued operations	57,675	-
Net cash flows used in operating activities	(3,357)	(466,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds on loan	-	232,000
Net cash flows provided by financing activities	-	232,000
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in resource properties	(97,406)	(168,000)
Purchase of fixed assets, net	-	(3,000)
Net cash flows used in investing activities	(97,406)	(171,000)
Change in cash for the period	(100,763)	(405,000)
Cash, beginning of period	186,107	1,332,000
Cash, end of period	$ 85,344	$ 927,000
Cash paid for:		
Interest	$ -	$ -
Income taxes	-	-

WPN RESOURCES LTD.
(formerly Western Pinnacle Mining Ltd.)
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited – See Notice to Reader)
THREE MONTH PERIOD ENDED MARCH 31

	2003	2002
ADMINISTRATIVE COSTS		
Accounting, administration and audit	$ 4,315	$ 36,000
Amortization and depreciation	324	34,000
Interest and bank charges	1,022	21,000
Legal, consulting and professional fees	88,863	36,000
Office, rental and miscellaneous	17,357	29,000
Salaries and wages	-	72,000
Shareholder services	3,186	46,000
Travel	34,478	30,000
Loss before other items and discontinued operations	(149,545)	(304,000)
OTHER ITEMS		
Advisory services	-	2,000
Interest	241	1,000
Foreign exchange loss	-	(5,000)
	241	(2,000)
Loss before discontinued operations	(149,304)	(306,000)
Recovery on discontinued operations (Note 8)	57,675	-
Loss for the period	(91,629)	(306,000)
Deficit, beginning of period	(20,668,273)	(18,390,000)
Deficit, end of period	$ (20,759,902)	$ (18,696,000)
Basic and diluted loss per share		
Continuing operations	$ (0.01)	$ (0.02)
Discontinued operations	0.00	0.00
	$ (0.01)	$ (0.02)
Weighted average number of common shares	22,974,197	18,277,148

Supplemental disclosure with respect to cash flows (Note 6)

WPN RESOURCES LTD.
(formerly Western Pinnacle Mining Ltd.)
CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES
(Unaudited – See Notice to Reader)
MARCH 31, 2003

	San Marco Permit	Pantelleria Permit	Borsano Permit	Total
Acquisition costs				
Opening balance	$ 268,261	$ 29,394	$ 17,637	$ 315,292
Shares issued	-	241,739	-	241,739
Closing balance	268,261	271,133	17,637	557,031
Deferred development and exploration				
Opening balance	63,100	61,974	29,909	154,983
Due diligence	25,089	72,317	-	97,406
Closing balance	88,189	134,291	29,909	252,389
Balance, end of period	$ 356,450	$ 405,424	$ 47,546	$ 809,420

1. NATURE OF OPERATIONS

The Company was incorporated in British Columbia as Star Valley Resources Corporation ("Star Valley") in February 1988. In August 1996, the Company acquired 100% of Sakha Gold Overseas Limited, a company incorporated in November 1995 in Cyprus, which affected a reverse takeover of Star Valley. The Company changed its name from Star Valley to Western Pinnacle Mining Ltd. in December 1996. Effective January 8, 2002, the Company consolidated its share capital on a four old for one new basis and changed its name from Western Pinnacle Mining Ltd. to WPN Resources Ltd.

The Company is principally engaged in natural resource acquisition, exploration and development in Italy and is considered to be in the development stage.

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the consolidated annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted. These unaudited interim consolidated financial statements should be read together with the consolidated audited financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the periods presented.

2. GOING CONCERN ASSUMPTION

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a "going concern", which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.

These consolidated financial statements do not reflect any adjustments that would be necessary if the Company were unable to continue as a "going concern". While management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise substantial doubt about the validity of the "going concern" assumption used in preparing these consolidated financial statements, there can be no assurance that these actions will be successful.

If the Company were unable to continue as a "going concern", then substantial adjustments would be necessary to the carrying values of assets, the reported value of liabilities, the reported revenues and expenses, and the balance sheet classifications used. The Company is currently in discussion with a number of investors and financiers in respect of the provision of funding. Should these discussions fail to generate results, the financial position and carrying value of the assets would require adjustments, in addition to the possible restructuring of the Company's liabilities.

3. DEFERRED RESOURCE PROPERTY EXPENDITURES

During the three month period ending March 31, 2003, the Company completed its purchase of two permit applications known as Pantelleria West and Pantelleria South.

4. CAPITAL STOCK

	Number of Shares	Amount
Authorized 100,000,000 common shares without par value		
Balance as at December 31, 2002	$ 22,951,814	$ 20,776,834
Issued for acquisition of resource property	2,014,497	241,739
Balance as at March 31, 2003	24,966,311	$ 21,018,573

1,813,046 common shares issued during the three month period ending March 31, 2003 are held in escrow and will be released in six month intervals over three years, with 15% or 302,174 shares released at each interval.

Stock options

The Company does not have a formal stock option plan in place but follows the TSX Venture Exchange policy under which it is authorized to grant options to directors and employees to acquire up to 10% of issued and outstanding common stock. Under the policies, the exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following stock options were outstanding at March 31, 2003:

Number of Shares	Exercise Price	Expiry Date
1,410,000	$0.24	March 21, 2005

5. RELATED PARTY TRANSACTIONS

During the three month period ended March 31, 2003, the Company paid or accrued legal, consulting and professional fees and salaries and wages of $29,530 (March 31, 2002 - $90,000) to a director and to a company in which a director has an interest.

Included in accounts payable is $339,924 (US$214,773) (December 31, 2002 - $354,602 (US$224,773)) owed to a company owned by the chief executive officer and director of the Company. This balance is subject to interest at 10% per annum.

6. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the three month period ending March 31, 2003 consisted of the Company issuing 2,014,497 common shares valued at $241,739 for the purchase of resource properties.

There were no significant non-cash transactions for the three month period ending March 31, 2002.

7. SEGMENTED INFORMATION

During the three month period ended March 31, 2003 the Company had one operational activity being natural resource acquisition, exploration and development in the countries of Canada and Italy. All revenues and expenses for the period were incurred in Canada except for recovery on discontinued operations which was derived from Russia.

The identifiable assets held by the Company by geographical segments are as follows:

	Canada	Italy	Total
March 31, 2003	$ 102,767	$ 809,420	$ 912,187
December 31, 2002	$ 199,502	$ 473,643	$ 673,145

8. SALE/LIQUIDATION OF RUSSIAN INVESTMENT

In 2002, the Company liquidated its Russian subsidiary. During the three month period ended March 31, 2003, the Company received $57,675 as part of the liquidation. The Company recorded this amount as a recovery on discontinued operations.

The Company has an additional residual payment due in respect of the discontinued operations that is contingent upon a number of events happening that are beyond the control of the Company or its management. As such, there is no certainty of receipt and no receivable has been recorded.

9. COMPARATIVE FIGURES

Certain prior period figures have been reclassified to conform with the current period presentation.



03 JUN -2 AM 7:21

QUARTERLY AND YEAR END REPORT

British Columbia Securities Commission

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
WPN RESOURCES LTD. (formerly Western Pinnacle Mining Ltd.)	03	03	31	03	05	30

ISSUER ADDRESS
#1500 – 885 West Georgia Street

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3E8	604-669-3099	604-669-2099

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
GLENN WHIDDON	CEO	604-669-2099

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
westpinn@lightspeed.ca	www.wpnresources.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"JEREMY ENG"	JEREMY ENG	03	05	30
"GLENN WHIDDON"	GLENN WHIDDON	03	05	30

FIN51-901F Rev.2000/12/19

WPN RESOURCES LTD.
(formerly Western Pinnacle Mining Ltd.)
FORM 51-901F – QUARTERLY REPORT
March 31, 2003

SCHEDULE A: FINANCIAL INFORMATION

See attached Financial Statements for period ended March 31, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs

   See Financial Statements

2. Payments and accruals to non-arm's length parties for the period:

Consulting fees paid or accrued to a director	$22,743
Director's fee paid or accrued to a director	$6,787
	$ 29,530

3. Summary of securities issued and options granted during the period

   a) Shares issued in the period:

2,014,497 at a price of $.12 per share	$ 241,739.64
	$ 241,739.64

   b) Options granted in the period:

   Nil

4. Summary of securities at end of period

   a) Capital stock

   Authorized:
   100,000,000 common shares without par value

   b) Issued

1 @ $1.00	
750,000 @ $0.01	
1,000,000 @ $0.25	
800,000 @ $0.45	
700,000 @ $0.35	(property acquisition)
1,200,000 @ $0.25	
1,400,000 @ $1.00	(S.M.F.)

210,000 @ $0.93	(Greenshoe)
85,000 @ $0.50	(options)
232,500 @ $0.68	(options)
29,500 @ $1.30	(options)
30,000 @ $0.50	(options)
350,000 @ $1.00	(brokers' warrants)
1,000,000 @ $0.30	(warrants)
100,000 @ $0.25	(warrants)
87,500 @ $0.86	(fiscal agent fee)
250,000 @ $0.60	(private placement)
1,000,000 @ $0.55	(private placement)
63,000 @ $0.62	(private placement)
25,000,000 @ $0.57	(property acquisition)
1,746,000 @ $0.57	(private placement)
750,000 @ $1.00	(finder's fee)
127,825 @ $0.57	(finder's fee)
50,000 @ $0.38	(options)
690,000 @ $0.38	(options)
8,452,500 @ $0.80	(private placement)
4,097,455 @ $0.55	(private placement)
1,187,067 @ $0.30	(private placement)
(1,187,067) @ $0.25	(cancellation of shares)
1,850,600 @ $0.25	(acquisition of Geometal Plus)
4,214,840 @ $0.25	(private placement)
1,495,300 @ $0.25	(private placement)
3,124,333 @ $0.30	(private placement)
750,000 @ $0.30	(debt settlement)
(375,000)	(return to treasury escrow shares)
9,898,572 @ $0.14	(shares for settlement of debt)
(53,369,944)	(consolidation 4:1)
316,000 @ $1.00	(convertible notes)
658,333 @ $1.20	(convertible notes)
1,687,500 @ $0.12	(acquisition of San Marco)
2,500,000 @ $0.20	(private placement)
2,014,497 @ $.12	(acquisition of Pantelleria)
24,966,311	**Total**

c) Options outstanding at the end of period:

Optionee	Relationship to Company	Exercise Price	Expiry Date	Number of Shares
Glenn Whiddon	Director	$ 0.24	March 21, 2005	475,000
Jeremy Eng	Director	0.24	March 21, 2005	475,000

Cyrus Driver	Director	0.24	March 21, 2005	70,000
Sasha Karpov	Consultant	0.24	March 21, 2005	70,000
Alaster Edwards	Consultant	0.24	March 21, 2005	25,000
Elena Ivanova	Consultant	0.24	March 21, 2005	25,000
Alejandra Gomez	Consultant	0.24	March 21, 2005	45,000
Michael Higginson	Secretary	0.24	March 21, 2005	25,000
Peter Blakey	Director	0.24	March 21, 2005	200,000
				1,410,000

d) Warrants outstanding:

2,500,000 exercisable at $0.25 per share up to January 30, 2004.

e) Escrow/Pooling:

The number of escrowed shares was 1,813,046
The number of pooled shares was nil.

5. List of directors and officers:

Officers:

Glenn Whiddon, President & CEO
Michael Higginson, Secretary

Directors:

Glenn Whiddon
Jeremy Eng
Peter Blakey

WPN RESOURCES LTD.
(formerly Western Pinnacle Mining Ltd.)
FORM 51-901F – QUARTERLY REPORT
March 31, 2003

SCHEDULE C: MANAGEMENT DISCUSSION

This discussion and analysis should be read in conjunction with the consolidated financial statements for the Quarter ended March 31, 2003 and the Audited Financial Statements for the year ended December 31, 2002 and recent press releases. The company's reporting currency is the Canadian dollar.

NATURE OF BUSINESS

The Company's primary focus is the development of hydrocarbon assets in Italy, and is aggressively building a portfolio of oil and gas concessions both onshore and offshore Italy.

The Company has chosen to focus as a niche player in the Italian oil and gas sector, seeking properties and concessions that offer significant exploration potential and that are under the radar screen of major multinational companies. In this regard, the Company believes that it can build a long-term portfolio of hydrocarbon assets, close to infrastructure and a sizable ready market. The long-term objective for the Company is to create and build strong junior oil and gas company through a combination of production acquisitions and exploration.

The Company's Russian mineral assets have been divested. These proceeds have been used to fund the Italian activities. The Company's remaining Russian subsidiary was liquidated during the 4th quarter, with residual proceeds to be distributed to the Company in proportion to its shareholding. During this period the Company received $57,675 as part of the liquidation proceeds.

The Company has one registered office in Perth, Australia and one in Rome, Italy. The Rome Representative Office deals with our Government liaison, technical evaluation and new project evaluation.

The authorized capital of the Company consists of 100,000,000 common shares without par or nominal value. At March 31, 2003 the number of shares issued and outstanding was 24,966,311.

The Company is currently seeking farm out partners in respect of its Italian properties and expects to finalize arrangements during the forthcoming quarter.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

During the 3-month period ended March 31, 2003, the Company reported a loss of ($91,629) (2002, $306,000) or ($0.01) per share (2002, $0.02 per share), which was comprised of Project and Administration costs of $149,545 and a recovery on discontinued operations of $57,675.

The primary sources of funding available to the Company are through the sale of equity capital and through joint ventures with other oil and gas companies. It should be noted that there is no guarantee of the Company's abilities to raise further capital and farm out the hydrocarbon assets held by the Company, and as such investors should be aware of the potentially high risk of investing in this sector and with junior

resource companies such as WPN.

ITALIAN ACTIVITIES

1. Pantelleria Permits

On April 1, the Company reported that it had closed on its Purchase Agreement to acquire the Pantelleria West and Pantelleria South Concession Permits located off-shore, Italy, consisting of 65,719 hectares and 66,531 hectares, respectively. The consideration for the purchase consisted of 2,014,497 common shares of the Company issued at a deemed price of $0.12 per share and the payment to the vendor of $67,501U.S. as a re-payment of direct costs in respect of the Permits. The shares which were issued subject to a TSX Venture Exchange Value Security Agreement and are released as to 10% of the shares on closing and 15% of the balance of the shares at six month intervals over a three year period. The shares were also subject to a one year restriction on re-sale to March 31, 2004

2. San Marco Concession

During this quarter, the Company prepared the SIA (environmental report for drilling location permitting) pertinent to the San Marco permits and performed drilling engineering studies for Abbadesse 1 and Rossetta 1 wells.

- **Farm Out Agreement**

Subsequent to March 31, the Company announced that it is currently negotiating a Joint Development Agreement ('JDA') in respect of the Abaddesse Prospect in the San Marco concession. The negotiations are being held with one of Italy's largest independent gas traders, who represent the interest of 12 Regional Municipalities, selling approximately 1.1 billion Scm of gas annually (2003).
The JDA envisages direct participation in the Abaddesse Prospect by the gas trader and a purchase contract for gas production whereby the gas trader will acquire production under a long term exclusive Take or Pay Agreement.
Despite a long history of oil and gas production dating back to 1890 and substantial hydrocarbon production (Italy has the 4th largest hydrocarbon reserves in Europe), Italy is significantly dependent upon imports for its energy needs. This has created a stable gas market, with prices ranging from US$3.5-6 Mscf depending on end users. The promotion of hydrocarbon production is a key Government policy, and an attractive fiscal regime (with generous royalty exemptions for smaller producing properties) has been established to further encourage exploration and development. The historical monopoly by ENI-Agip in the Po Valley limited opportunities for new participants in the sector, however liberalization of the market at the direction of the European Union has created opportunities for the creation of an intermediate O+G producer.

3. Other Projects

The Company is currently preparing an application for a permit in Basilicata in (Southern Italy). It is anticipated that this application will be filed with the Italian Ministry at the end of April.

RELATED PARTY TRANSACTIONS

During the quarter ended March 31, 2003, $29,530 was paid or accrued to directors and officers of the Company for management and directors' fees (2002 - $90,000).

INVESTOR RELATIONS

On April 1, 2002 the Company entered into an investor relations service agreement with an arms-length party. The agreement provided that the Company would pay a maximum of $100,000 annually plus out of pocket expenses. This agreement expired on March 31, 2003.
WPN Resources Ltd. maintains a website and provides an e-mail broadcast service to subscribers of its e-mail list so that shareholders may stay informed about the Company's activities. The Company's website is: www.wpnresources.com

OUTLOOK

The Company will continue to focus on its Italian projects. Successful drilling results on any one of these prospects could materially increase net asset value of the Company during 2003. We believe that Italy offers tremendous opportunities for companies with our business model, therefore WPN is evaluating additional exploration opportunities beyond its current licence holdings.

No legal proceedings are under way either by or against the Company.

LIQUIDITY AND SOLVENCY

	March 31, 2003	**March 31, 2002**
Deficit	$(20,759,902)	$(18,696,000)
Working capital (deficiency)	$(555,048)	$500,000
Cash	$85,344	$927,000